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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (Amendment No. 4)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ----------------------

                                  PEAPOD, INC.
                           (Name of Subject Company)

                                  PEAPOD, INC.
                      (Name of Person(s) Filing Statement)

                            ----------------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   704718105
                       (CUSIP Number of Class Securities)

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                              Andrew B. Parkinson
                      Chairman and Chief Financial Officer
                                  Peapod, Inc.
                                9933 Woods Drive
                            Skokie, Illinois  60077
                                 (847) 583-9400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                               Christine A. Leahy
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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     This Amendment No. 4 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Peapod, Inc., a Delaware corporation ("Peapod"), with the Securities and Exchange Commission (the "SEC") on July 30, 2001, as amended by Amendment No. 1 filed on August 1, 2001, Amendment No. 2 filed on August 7, 2001 and Amendment No. 3 filed on August 9, 2001 (as amended, the "Schedule 14D-9"). The Schedule 14D-9 and this Amendment relate to the offer by Bean Acquisition Corp. (the "Acquiror"), a Delaware corporation and wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Delaware corporation ("Holdings") and indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), disclosed in a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended) filed with the SEC on July 27, 2001, as amended by Amendment No. 1 on August 1, 2001, Amendment No. 2 filed on August 7, 2001 and Amendment No. 3 filed on August 16, 2001 (as ameneded, the "Schedule TO"). According to the Schedule TO, the Acquiror is offering to acquire any and all of the outstanding Shares not owned by Royal Ahold, for an amount equal to $2.15 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 and in the related Letter of Transmittal (which, as they may be supplemented and amended from time to time, together constitute the "Offer"). This Amendment is being filed on behalf of Peapod. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.

Items 3 - 5.

     Items 3-5 are hereby amended and supplemented to include the information contained in paragraphs (3) and (4) of Items 5 and 11 set forth in Amendment No. 3 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO of Royal Ahold, filed with the SEC on August 16, 2001, which paragraphs are incorporated by reference herein.

Item 8.    Additional Information.

     Item 8 is hereby amended and supplemented by adding the following paragraph in its entirety to the end of Item 8:

     "The parties have reached an agreement in principle to settle the Hartley Complaint. On August 16, 2001, the parties to the Hartley Complaint signed a memorandum of understanding setting forth the terms of the settlement, which is subject to final court approval. Pursuant to the settlement, Royal Ahold is providing certain additional disclosure set forth in Amendment No. 3 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed on July 27, 2001. Plaintiffs' counsel will apply to the Court for an award of fees and expenses not to exceed $120,000. Defendants will not oppose such application."

Item 9.    Exhibits.

     Item 9 is hereby amended and supplemented to include the following additional exhibits:

       Exhibit No.          Description
     --------------         -----------
     Exhibit (a)(9)         Amendment No. 3 to the Tender Offer Statement and
                            Rule 13e-3 Transaction Statement on Schedule TO of Koninklijke Ahold N.V., Ahold U.S.A. Holdings,
                            Inc. and Bean Acquisition Corp., filed with the SEC on August 16, 2001 (incorporated by reference herein).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 16, 2001
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                                 PEAPOD, INC.



                                 By:  /s/ Andrew B. Parkinson
                                      -------------------------------------
                                      Andrew B. Parkinson
                                      Chairman and Chief Financial Officer

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